March 8, 2019

VIA EDGAR

Ashley Vroman-Lee
Megan Miller
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        OFS Credit Company, Inc.
Registration Statement on Form N-2 (File Nos. 333-228463 and 811-23299)

Dear Ms. Vroman-Lee and Ms. Miller:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Ladenburg Thalmann & Co. Inc., as representative of the several underwriters, hereby join in the request of OFS Credit Company, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Tuesday, March 12, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Securities Act, we, on behalf of the several underwriters wish to advise you that distribution of the Registration Statement on Form N-2 as filed on March 8, 2019 and the Preliminary Prospectus dated March 8, 2019 began on March 8, 2019 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on Tuesday, March 12, 2019, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and in excess of 500 copies of the Preliminary Prospectus contained in the Registration Statement have or will be sent to underwriters, dealers and institutions.

Very truly yours,

LADENBURG THALMANN & CO. INC.
As Representatives of the Underwriters

By:     /s/ Steve Kaplan_________________________
Name:      Steve Kaplan
Title:     Head of Capital Markets